UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Preliminary Results of Operations

•	The preliminary results of SK hynix Inc. (“SK hynix” or the “Company”) shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in millions of Won or %)		Current Period (Second quarter(1) of 2026)	Previous Period (First quarter(2) of 2026)		Changes (%)		Year to Year Comparison (Second quarter(1) of 2025)	Changes (%)
Revenue	Quarterly Results Year-to-date (“YTD”)(3) Results	79,318,746 131,895,033	52,576,287 N.A.	*	50.9 N.A.	*	22,231,952 39,871,093	256.8 230.8
Operating Profit (Loss)	Quarterly Results YTD(3) Results	60,542,608 98,152,891	37,610,283 N.A	*	61.0 N.A	*	9,212,851 16,653,355	557.2 489.4
Profit (Loss) from Continuing Operations Before Income Tax	Quarterly Results YTD(3) Results	122,708,355 174,325,213	51,616,858 N.A.	*	137.7 N.A.	*	8,722,583 18,021,812	1,306.8 867.3
Profit (Loss) for the Period	Quarterly Results YTD(3) Results	93,922,593 134,268,502	40,345,909 N.A.	*	132.8 N.A.	*	6,996,216 15,104,411	1,242.5 788.9
Attributable To: Controlling Interests	Quarterly Results YTD(3) Results	93,820,236 134,150,412	40,330,176 N.A.	*	132.6 N.A.	*	6,997,228 15,104,309	1,240.8 788.2

(1)	Refers to the three-month period from April 1 to June 30 of a given year.
(2)	Refers to the three-month period from January 1 to March 31 of a given year.
(3)	Refers to the six-month period from January 1 to June 30 of a given year.
*	Means “not applicable.”

2. Source of Data	Data Provider	Investor Relations, SK hynix

	Provided for	Investors and Press

	(Expected) Date / Time of Provision	July 29, 2026 / 9:00 a.m. (Seoul time)

	Location	2026 2Q Earnings Results Conference Call

	Organizing Team	Investor Relations, SK hynix (+82-31-5185-4114)

3. Other Important Matters Relating to an Investment Decision

-   The preliminary results set forth in this report have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea (“K-IFRS”). As these results are provisional figures for which the audit by the Company’s external auditor has not yet been completed, they may be subject to change.

-   The materials for the Company’s conference call will be available on its Investor Relations website on July 29, 2026 (Seoul time)

(https://www.skhynix.com g IR g Financial Information g Earnings Release).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: July 29, 2026